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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 18

For Foreign Governments and Political Subdivisions Thereof

APPLICATION FOR REGISTRATION PURSUANT TO SECTION 12(b) AND (c) OF THE SECURITIES EXCHANGE ACT OF 1934

Published 7/5/35                File No. __________

Name of Registrant
     	HEISEY JEFFREY WALTER
Title of Issue or Issues:
       	FMAGX Fidelity Magellan Fund Mutual Fund
Securities to be registered:
	Original issuance designated by way of
	UNITED STATES agencies into the Fund above.
	US PERSON FILE/CERTIFICATE #0214440
      	Original Issue File Date 02/14/1968
      	Trade Name of Original Issuer is: JEFFREY WALTER HEISEY Amount to be Registered:
     	100 % of certificate(s) fund valuation for pledge
Names of Exchanges on which Registration Applied for:
	None
Name and Address of Person Authorized to Receive Notices and Communications from the Securities and Exchange Commission:

	Jeffrey Heisey, Principal and Chancellor
		C/O: 	JEFFREY WALTER HEISEY
			1314 East Las Olas Boulevard #610
      	 		Fort Lauderdale, FL   33301-2334

SEC 1421 (1-07)

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in this form are not required to respond unless  the form  displays
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1. Name of registrant.
	Heisey Jeffrey Walter
2. If the registrant is a governmental unit other than a national government, give the name of the national government of which the registrant is a unit and a brief description of the relationship of the registrant to such national government.
      	JEFFREY WALTER HEISEY
	Registrant is the representative of the Government
	and its named integral parts.
	Registrant is a Foreign Person and Original Principal
	Grantor	to the Securities being registered herein.
3. For each issue of securities to be registered hereunder:
(a) Give the title and full designation of the issue, and if not included therein, the rate of interest and the date of maturity.
	FMAGX Fidelity Magellan Fund Mutual Fund
(b) State the currency or currencies in which payable.
        UNITED STATES DOLLARS (legal tender)
	Currency conversion options are Not Applicable.
(c) Outline briefly the amortization, sinking fund, redemption and retirement provisions.
	These provisions are NOT APPLICABLE as Registrant and its issuance activities are private and has no related provisions.
(d) State whether secured by any lien, the kind thereof, and briefly describe the property or revenues subjected to such lien.
	The issuance of the Securities being registered is not subject to any known lien.
(e) If by law, decree, or other administrative action, the security is not being serviced according to its original terms, outline briefly the provisions of such law, decree, or other administrative action.
	The original security issuance was tendered through agencies of the UNITED STATES and by way of their administrative action into the Fund designated above in 3(a) with exact servicing agent details unknown. Pursuant to 17 C.F.R. 240.17f-1, this security is considered MISSING and as such specific prior administration action is unknown. See Exhibit C confirming the registration as a direct inquirer who is filing this registration following due diligence to confirm this security as missing.
(f) State briefly the circumstances of any other failure to pay principal, interest or any sinking fund or amortization installment.
	There are no such circumstances or incidents, as Registrant and its issuance activities are private.
(g) If guaranteed, state by whom guaranteed, and outline briefly the terms of the guarantee.
	See Affidavit of Individual Surety Exhibit A
	Delivered to U.S. Treasury, on 02/05/2014
4. Give the date of the close of the last fiscal year of the registrant. December 31, 2014
5. State as of the close of the last fiscal year of the registrant the total outstanding of:
(a) Internal Funded Debt of the registrant.
	$ 0.00 UNITED STATES DOLLARS
(b) External Funded Debt of the registrant.
       	$ 0.00 UNITED STATES DOLLARS
6. Give the title and amount outstanding, together with the currency or currencies in which payable, of each issue of Funded Debt of the registrant outstanding as of the close of the last fiscal year of the registrant.
	$ 0.00 UNITED STATES DOLLARS
7. State as of the close of the last fiscal year of the registrant the estimated total of:
       	$ 0.00 UNITED STATES DOLLARS
(a) Internal floating indebtedness of the registrant.
       	$ 0.00 UNITED STATES DOLLARS
(b) External floating indebtedness of the registrant.
	$ 0.00 UNITED STATES DOLLARS
8. A statement of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for the last fiscal year of the registrant. This statement should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures.
	This statement is currently not applicable pursuant to the fiscal year indicated in Item 4 above.
9. If any exchange control has been established by the registrant, or, if the registrant is other than a national government, by its national government, briefly describe such exchange control.
	Exchange control is self regulating as evidence by SEC file 811-22929

Note: (If registrant is a governmental unit other than a national government,it need not answer the following items.)

9. A brief statement regarding the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant, as of a date reasonably close to the date of filing the application with the exchange.
	Not Applicable
10. A statement, in terms of weight and value, of imports and exports of merchandise for the last fiscal year of the registrant.
If the statistics have been established only in terms of value, such will suffice.
      	Not Applicable
11. Set forth the balance of international payments of the registrant for the last fiscal year of the registrant, conforming if possible to the nomenclature and form used in the Statistical Handbook of the League of Nations.
        Not Applicable

Exhibits: The following Exhibits should be attached as part of the application.

Exhibit A:  A copy of the General Bond, Fiscal Agency Agreement,
Loan Contract, or any other agreement defining the rights of the holders of the securities registered hereunder.
	SEE attached file:  fms_surety.pdf
Exhibit B: A copy of the last annual budget of the registrant as presented to its legislative body. This document need not be translated.
	Not Applicable SEE Item 4.
Exhibit C: A copy of any law, decree, or administrative document outlined in answer to Item 3(e)
	SEE attached file: jwh_secic.pdf
Upon the basis of the statements and documents comprising this application the undersigned hereby applies for registration pursuant to Section 12(b) and (c) of the Securities Exchange Act of 1934 of the securities specified on the facing sheet of this application on the respective exchanges there specified.

For:  	 HEISEY JEFFREY WALTER

Date:	February 11, 2014

By:  	/s/ Jeffrey Walter Heisey, Principal and Chancellor



	______________________________

	Principal and Chancellor